EURASIAN MINERALS INC.
(An Exploration-Stage Company)
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

September 30, 2011

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements of Eurasian Minerals Inc. for the six and three months ended September 30, 2011 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These financial statements have not been reviewed by the Company’s external auditors.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Unaudited – Prepared by Management)
ASSETS	September 30, 2011	March 31, 2011

Current
Cash and cash equivalents (Note 3)	$43,655,517	$48,370,004
Investments (Note 4)	262,482	353,501
Receivables (Note 5)	728,218	577,737
Prepaid expenses	176,371	377,180
Gold inventory	46,791	71,721
Total current assets	44,869,379	49,750,143

Non-current
Restricted cash	320,403	387,124
Equipment (Note 6)	405,480	314,916
Investment in associated companies (Note 7)	1,924,264	79,121
Exploration and evaluation assets (Note 8)	6,469,060	6,253,850
Reclamation bonds	414,087	413,037
Total non-current assets	9,533,294	7,448,048

TOTAL ASSETS	$54,402,673	$57,198,191

LIABILITIES

Current
Accounts payable and accrued liabilities	$927,507	$1,405,012
Advances from joint venture partners	1,125,633	197,188
Total liabilities	2,053,140	1,602,200

EQUITY
Capital stock	76,634,265	75,058,770
Commitment to issue shares	344,031	491,996
Share based payment reserve	7,202,102	5,393,723
Deficit	(31,830,865)	(25,348,498)
Total equity	52,349,533	55,595,991

TOTAL LIABILITIES AND EQUITY	$54,402,673	$57,198,191

Nature of operations (Note 1)
Events after reporting date (Note 15)

Approved and authorized by the board on November 15, 2011:

Signed:	Director	Signed:	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Unaudited – Prepared by Management)
	Three months ended		Six months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

EXPLORATION EXPENDITURES	$2,736,112	$2,544,253	$5,594,368	$4,696,873
Less: recoveries	(1,113,336)	(2,062,189)	(2,595,950)	(3,237,261)
Net exploration expenditures	1,622,776	482,064	2,998,418	1,459,612

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	259,732	275,697	576,519	389,813
Depreciation (Note 6)	3,216	359	3,524	737
Investor relations	67,866	60,456	101,932	98,246
Salaries and consultants	517,316	133,083	838,450	616,189
Professional fees	211,483	259,066	317,739	216,890
Share-based compensation (Note 9)	1,668,471	571,103	1,859,562	1,863,001
Transfer agent and filing fees	16,102	30,076	42,033	38,387

Total general and administrative expenses	2,744,186	1,329,840	3,739,759	3,223,263

Loss before other items	(4,366,962)	(1,811,904)	(6,738,177)	(4,682,875)

OTHER ITEMS
Write-off of exploration and evaluation assets	(26,206)	-	(26,206)	-
Foreign exchange gain (loss)	208,415	(19,784)	286,614	(11,587)
Gain (Loss) on investments	(5,454)	187,261	(37,226)	830,728
Equity in loss of associated companies	(173,428)	(25,785)	(148,044)	(25,785)
Interest income	97,365	40,605	245,586	66,751
Change in fair value of held-for-trading investments	9,081	57,251	(64,914)	(105,076)

Loss on dilution of investment in a former subsidiary	-	(22,951)	-	(142,400)
Total other income (loss)	109,773	216,597	255,810	612,631

Loss before income taxes	(4,257,189)	(1,595,307)	(6,482,367)	(4,070,244)
Income tax recovery (expense)	-	(111,554)	-	(111,554)

Comprehensive loss for the period	$(4,257,189)	$(1,706,861)	$(6,482,367)	$(4,181,798)

Basic and diluted loss per share	$(0.08)	$(0.05)	$(0.13)	$(0.12)

Weighted average number of common shares outstanding	51,501,480	36,928,113	51,407,392	35,973,379

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)
	For the three month ended		For the six month ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010

Cash flows from operating activities
Loss for the period	$(4,257,189)	$(1,706,861)	$(6,482,367)	$(4,181,798)
Items not affecting cash:
Bonus shares issued for services	704,485	99,000	704,485	99,000
Change in fair value of held-for- trading investments	(9,081)	(74,790)	64,914	87,537
Commitment to issue bonus shares	-	(102,600)	-	46,532
Depreciation	51,754	29,571	77,475	86,195
Future income tax expense	-	111,554	-	111,554
Interest received during the period	(89,806)	-	(245,586)	-
Loss on dilution of investment	-	-	-	142,400
(Loss) gain on sale of investments	5,454	(187,261)	37,226	(830,728)
Share of loss in equity investments	173,428	3,735	148,044	25,785
Share-based compensation (Note 9)	1,668,471	571,103	1,859,562	1,863,001
Unrealized foreign exchange (gain) loss	(8,912)	70,095	(8,977)	(1,443)
Write-off of exploration and evaluation assets	26,206	-	26,206	-
Changes in non-cash working capital items:
Receivables	(94,066)	61,680	(125,474)	(698,562)
Prepaid expenses	361,966	(233,874)	200,809	(225,631)
Accounts payable and accrued liabilities	(230,105)	2,624	(477,505)	184,914
Advance from joint venture partner	545,277	(147,013)	928,445	64,567
Total cash used in operating activities	(1,152,118)	(1,503,037)	(3,292,743)	(3,226,677)

Cash flows from investing activities
Acquisition of mineral properties	(41,139)	(136,625)	(92,869)	(136,625)
Acquisition of subsidiary	-	(91,703)	-	(91,703)
Purchase of gold inventory	(7,068)	-	(7,068)	-
Dilution of investment	-	-	-	(49,250)
Input tax refund received	11,869	-	11,869	-
Interest received on cash and cash equivalents	89,806	-	245,586	-
Proceeds from sale of marketable securities	-	726,103	324,060	1,884,161
Purchase of marketable securities	-	(207,068)	(331,082)	(345,818)
Purchase of equity investments	(1,416,047)	-	(1,993,187)	-
Purchase of equipment	(125,165)	(53,485)	(168,039)	(53,485)
Reclamation bonds	(7,552)	(75,605)	(1,050)	(114,282)
Restricted cash	306,534	(45,681)	66,721	26,357
Total cash used in investing activities	(1,188,762)	115,936	(1,945,059)	1,119,355

Cash flows from financing activities
Proceeds received from private placements	-	-	-	5,280,000
Share issuance costs	(7,639)	(9,734)	(2,413)	(42,444)
Proceeds received from options exercised	24,000	123,550	525,728	268,875
Total cash provided by financing activities	16,361	113,816	523,315	5,506,431

Change in cash and cash equivalents	(2,324,519)	(1,273,285)	(4,714,487)	3,399,109
Cash and cash equivalents, beginning	45,980,036	15,768,193	48,370,004	11,095,799
Cash and cash equivalents, ending	$43,655,517	$14,494,908	$43,655,517	$14,494,908

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited – Prepared by Management)
					Accumulated
				Share based	other
	Number of		Commitment to	payment	comprehensive
	common shares	Capital stock	issue shares	reserve	income	Deficit	Total

At April 1, 2011	50,961,629	$75,058,770	$491,996	$5,393,723	$-	$(25,348,498)	$55,595,991
Shares issued on exercise of stock options (Note 9)	429,300	525,728	-	-	-	-	525,728
Shares issued as bonus shares	273,000	656,230	(656,230)	-	-	-	-
Shares issued on acquisition of mineral property	52,691	148,547	-	-	-	-	148,547
Reclassification of fair value of options exercised	-	247,403	-	(247,403)	-	-	-
Share based compensation - corporate	-	-	470,520	1,389,042	-	-	1,859,562
Share based compensation - exploration	-	-	37,745	666,740	-	-	704,485
Share issue costs	-	(2,413)	-	-	-	-	(2,413)
Loss for the period	-	-	-	-	-	(6,482,367)	(6,482,367)

At September 30, 2011	51,716,620	$76,634,265	$344,031	$7,202,102	$-	$(31,830,865)	$52,349,533

					Accumulated
				Share based	other
	Number of		Commitment to	payment	comprehensive
	common shares	Capital stock	issue shares	reserve	income	Deficit	Total

At April 1, 2010	34,265,822	$31,984,129	$100,365	$3,407,896	$864,848	$(15,038,932)	$21,318,306
Private placements	2,400,000	5,280,000	-	-	-	-	5,280,000
Shares issued on exercise of stock options	193,500	268,875	-	-	-	-	268,875
Shares issued as bonus shares	242,000	503,160	(503,160)	-	-	-	-
Shares issued on acquisition of subsidiary	160,000	316,800	-	-	-	-	316,800
Shares issued on acquisition of mineral property	28,283	72,687	-	-	-	-	72,687
Reclassification of fair value of options exercised	-	143,377	-	(143,377)	-	-	-
Commitment to issue shares	-	-	503,160	-	-	-	503,160
Share based compensation	-	-	-	1,458,841	-	-	1,458,841
Share issue costs	-	(42,444)	-	-	-	-	(42,444)
Unrealized loss on available-for-sale investments	-	-	-	-	(780,884)	-	(780,884)
Loss for the period	-	-	-	-	-	(4,181,798)	(4,181,798)

At September 30, 2010	37,289,605	$38,526,584	$100,365	$4,723,360	$83,964	$(19,220,730)	$24,213,543

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

1.	NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc.

The addresses of the Company’s head office, principal address, and registered and records office is the 5th floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, USA, and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its mineral property commitments are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

Some of the Company’s mineral exploration activities are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars, which is the functional currency of the parent company and its subsidiaries.

At the date of the condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

These condensed consolidated interim financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since its inception and the ability of the Company to continue as a going-concern depends upon its ability to raise adequate financing and to develop profitable operations. These condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Adoption of International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Some of the comparative figures have been reclassified to conform to the current format.

The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended June 30, 2011. The Company has consistently applied the same

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

accounting policies throughout all periods presented, as if these policies had always been in effect. The impact of the transition to IFRS on the Company’s reported equity as at September 30, 2010, and comprehensive income for the three and six months ended September 30, 2010, is provided in note 14. This note also includes the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended March 31, 2011.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 15, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 (Note 15), could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended March 31, 2011, and the Company’s interim financial statements for the quarter ended June 30, 2011, prepared in accordance with IFRS applicable to interim financial statements.

Future accounting changes

On May 12, 2011, the IASB issued the following statements:

i.	IFRS 10 Consolidation (“IFRS 10”) (see further details below)
ii.	IFRS 11 Joint Venture (“IFRS 11”) (see further details below)
iii.	IFRS 12 Disclosures of Involvement with Other Entities (“IFRS 12”) (see further details below)
iv.	IAS 27 Separate Financial Statement (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements
v.	IAS 28 Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venture by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enables users of its financial statements to assess the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011, and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realizable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.	CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand.

	September 30, 2011	March 31, 2011

Cash	$7,951,097	$11,520,852

Short-term deposits	35,704,420	36,849,152

Total	$43,655,517	$48,370,004

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

4.	INVESTMENTS

At September 30, 2011, the Company had the following investments:

		Accumulated
		unrealized gain
September 30, 2011	Cost	(loss)	Fair value

Held-for-trading investments
Warrants	$-	$16,455	$16,455
Common shares	181,176	64,851	246,027

Total investments	$181,176	$81,306	$262,482

At March 31, 2011, the Company had the following investments:

		Accumulated
		unrealized gain
March 31, 2011	Cost	(loss)	Fair value

Held-for-trading investments
Warrants	$-	$172,088	$172,088
Common shares	198,080	(16,667)	181,413

Total investments	$198,080	$155,421	$353,501

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

5.	RECEIVABLES

The Company’s receivables arise from goods and services tax, and harmonized sales taxes receivable due from government taxation authorities, and recovery of exploration expenditures from mineral property venture partners, as follows:

Category	September 30, 2011	March 31, 2011

Refundable taxes	$299,449	$437,010
Recoverable exploration expenditures	279,442	140,727
Other	149,327	-

Total	$728,218	$577,737

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

Currency	September 30, 2011	March 31, 2011

Canadian dollars	$222,355	$119,173
US dollars	258,402	234,148
Turkish Lira	105,978	194,304
Swedish Krone	93,053	-
Other	48,430	30,112

Total	$728,218	$577,737

6.	EQUIPMENT

	Office	Computer	Vehicles	Field	Total

Cost
As at March 31, 2011	$138,867	$70,360	$480,773	$163,000	$853,000
Additions	600	76,499	83,216	7,724	168,039
Disposals	(1,022)	(16,697)	(128,495)	(6,766)	(152,980)
As at September 30, 2011	$138,445	$130,162	$435,494	$163,958	$868,059

Accumulated depreciation
As at March 31, 2011	$64,445	$59,080	$336,045	$78,514	$538,084
Additions	7,876	12,653	45,494	11,452	77,475
Disposals	(1,022)	(16,697)	(128,495)	(6,766)	(152,980)
As at September 30, 2011	$71,299	$55,036	$253,044	$83,200	$462,579

Net book value
As at March 31, 2011	$74,422	$11,280	$144,728	$84,486	$314,916
As at September 30, 2011	$67,146	$75,126	$182,450	$80,758	$405,480

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

7.	INVESTMENT IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a joint venture with Chesser Resources Ltd, an ASX listed exploration company. At September 30, 2011, the Company’s investment in the joint venture was $117,547 (March 31, 2011 - $79,121) The Company’s share of income of the joint venture for the six months ended September 30, 2011 was $38,427 (March 31, 2011 – loss $57,694) and has been included in Equity in loss of associated companies.

The Company also has a 26.7% equity investment in a private exploration company. At September 30, 2011, the Company’s investment was $1,954,761 (March 31, 2011 - $nil). The Company’s share of the net loss for the six months ended September 30, 2011 was $186,471 (March 31, 2011 - $nil) and has been included in Equity in loss of associated companies.

8.	EXPLORATION AND EVALUATION ASSETS

Country	Properties	September 30, 2011	March 31, 2011

Asia Pacific	Various	$441,854	$200,438

Haiti	Grand Bois property	2,140,720	2,140,720
	Grand Bois property(recoveries)	(2,140,720)	(2,140,720)

Kyrgyz Republic	Gezart property	39,000	39,000

Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084

Turkey	Beyoulk	68,191	68,191
	Biga Peninsula	153,960	153,960
	Golcuk property	34,674	34,674
	Trab	78,587	78,587

United States	Cathedral Well, Nevada	419,300	419,300
of America	Copper Springs, Arizona	786,186	786,186
	Courtland East, Arizona	-	26,206
	Hardshell Skarn, Arizona	104,825	104,825
	Jasper Canyon, Arizona	235,856	235,856
	Mesa Well, Arizona	314,475	314,475
	Middle Mountain, Arizona	262,062	262,062
	Middle Hill, Wyoming	262,062	262,062
	Park-Sayler, Arizona	209,650	209,650
	Red Hills, Arizona	314,475	314,475
	Richmond Mountain, Nevada	262,062	262,062
	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$6,469,060	$6,253,850

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

8.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

The following mineral property discussions relate to transactions occurring during the six months ended September 30, 2011. These notes should be read in conjunction with the Company’s most recently filed audited annual consolidated financial statements as at March 31, 2011.

United States exploration licenses

EMX – VALE Regional Acquisition Agreement

On April 6, 2011 the Company announced the establishment of a Regional Acquisition Agreement (the "EMX-Vale Agreement") between its wholly owned subsidiary, Bronco Creek Exploration Inc. ("BCE"), and Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. ("Vale"), focused on identifying and developing copper projects in the western United States. The Agreement includes a regional exploration portfolio generation program, under which Vale has elected to make the Mesa Well copper property the first Designated Project.

Regional Acquisition Partnership and Designated Projects

The Company will conduct a generative, copper-focused acquisition and exploration program within an Area of Interest ("AOI") comprised of the states of Arizona, Nevada, Utah, Idaho, and Montana. EMX will be the operator of the program, and Vale will provide 100% of all regional exploration funding, with a minimum first year expenditure of US$350,000. The Agreement may be renewed by mutual agreement of both parties on an annual basis. All properties will be acquired in the name of BCE, and Vale will have the opportunity to earn an initial 60% interest in any new acquisition, as well as those within EMX's current portfolio, as a Designated Project ("DP") according to the terms summarized below:

•

Vale will have an option to earn an initial 60% interest in a DP by spending US$4,500,000 in exploration over a four year period. After the initial earn-in, Vale may earn an additional 15% interest ("Additional Interest") in a DP by a) sole funding exploration work at a minimum of US$1,000,000 per year, b) producing a feasibility study within seven years of DP election, and c) making a $500,000 cash payment to EMX. Vale may extend the time required to produce a feasibility study for an additional two years by paying EMX US$1,000,000.

•

Upon Vale's completion of the Additional Interest requirements a) each party will fund its share of further expenditures on a go-forward basis, or b) EMX, within five years, can elect to convert its participating interest to a 2.5% NSR and three cash payments equal to the product obtained by multiplying the price of copper for the previous 12 month period times 1) 226,000 pounds of copper due upon election, 2) 339,000 pounds of copper due on the fifth anniversary, and 3) 339,000 pounds of copper due on the tenth anniversary.

•

If Vale elects to not proceed with the Additional Interest option after the 60% earn-in, each party will then fund its share of further exploration expenditures on a go-forward basis. EMX has the right to convert its participating interest to a 2.5% NSR and three cash payments up until the third anniversary of joint funding. The three cash payments will be equal to the product obtained by multiplying the price of copper for the previous 12 month period times 1) 452,000 pounds of copper due upon election, 2) 566,000 pounds of copper due on the fifth anniversary, and 3) 566,000 pounds of copper due on the tenth anniversary.

•

If either party's participating interest is diluted below 15%, their interest will automatically be converted to a 2.5% NSR, of which the first 0.5% may be purchased by the other party for US$2,500,000 within 18 months after the later of a) conversion to a NSR or b) the completion of a feasibility study.

•	As an additional consideration, Vale will make a cash payment to EMX of US$2,000,000 upon commencement of commercial production.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

8.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

United States exploration licenses (CONTINUED)

For properties not elected to DP status, EMX is free to advance the project on its own terms within the first six months after Vale's decision to decline. However, after six months have elapsed, and prior to EMX vending a project to a third party, Vale has the right to reconsider and elect the property as a DP. If Vale declines this second opportunity, EMX may continue to advance the property with no further obligation to Vale.

During the six months ended September 30, 2011, the Company acquired the following properties by staking.

Cruiser Gold Property, Nevada

The Company owns a 100% interest in the Cruiser Gold Property comprising 213 unpatented federal lode mining claims.

Frasier Creek Property

The Company owns a 100% interest in 175 unpatented federal lode mining claims.

Hartman Wash Property, Arizona

The Company owns a 100% interest in mineral rights held by 30 unpatented lode mining claims and 4 exploration permits.

Lomitas Negras Property, Arizona

The Company owns a 100% interest in 100 unpatented lode mining claims and 12 exploration permits. The property is subject to the EMX-Vale Agreement.

San Manuel Property, Arizona

The Company owns a 100% interest in 5 exploration permits.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

8.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

Australia – Asia Pacific

Perry and Armstrong - Koonenbury

On December 7, 2009 (amended June 20, 2010) the Company entered into an agreement with two individuals to acquire a right to earn up to a 100% interest in the exploration license 6854 for a total consideration of A$100,000 (cash and shares). Of this consideration, A$60,000 was paid in cash, and A$40,000 was paid in shares of the Company by the issuance of 16,632 shares at a value of $41,580 or $2.50 per share (Note 9). The agreement also includes a requirement to satisfy work commitments totaling A$350,000 over a period of three years as follows:

		Cumulative
Period	Initial Payment (A$)	Expenditures (A$)
Commencement date (paid)	$60,000	$-
June 30, 2011 (issued and incurred)	40,000	50,000
June 30, 2012	-	100,000
June 30, 2013	-	200,000
Totals	$100,000	$350,000

Arastra - Koonenbury

On July 13, 2010, the Company entered into an agreement with Rodinia Resources Pty Ltd (Arastra Exploration Pty Ltd) to acquire a right to earn up to a 100% interest in four Exploration Licenses (EL6803, 7093, 7455 and 7623) in consideration of A$50,000 (paid) and an advance minimum royalty payment of A$70,000 (28,283 shares were issued at a value of $72,683 or $2.57 per share)(Note 9) and by making a series of advance minimum royalty payments (“AMR”) totaling A$2,020,000 (half in cash and half in shares) and satisfying work commitments of A$5,500,000 over a period of five years as follows:

	Initial Payment		Cumulative		Advance Minimum Royalty		EMX Percentage
Period	(A$)		Expenditures (A$)		Payments (A$) *		Interest Earned (%)
Commencement date	$50,000(paid	)	$-		$70,000(paid in shares	)	0%
July 13, 2011	-		300,000(incurred	)	100,000(paid	)	0%
July 13, 2012	-		1,000,000		200,000		50%
July 13, 2013	-		2,000,000		250,000		50%
July 13, 2014	-		3,500,000		300,000		50%
July 13, 2015	-		5,500,000		1,100,000		100%
Totals	$50,000		$5,500,000		$2,020,000

* to be paid 50% in cash and 50% shares

During the six months ended September 30, 2011, the Company paid to Rodinia an advance minimum royalty payment of A$50,000 in cash and A$50,000 in the Company’s shares (19,981 shares were issued at a value of $53,749 or $2.69 per share) (Note 9).

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

Australia – Asia Pacific (CONTINUED)

Rockwell - Koonenbury

The Company entered into an agreement on March 2, 2011 with Rockwell Resources (“Rockwell”) in which the Company has the right to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments to Rockwell totaling A$200,000 over two years as a combination of cash A$100,000 and A$100,000 in shares. The Company is also required to satisfy work commitments totaling A$1,100,000 over a three year period as follows:

	Reimbursement of Past	Cumulative Expenditures
Period	Expenditures (A$)*	(A$)
Commencement date (paid and issued)	$100,000	$-
March 2, 2012	50,000	250,000
March 2, 2013	50,000	350,000
March 2, 2014	-	500,000
Totals	$200,000	$1,100,000

* to be paid 50% in cash and 50% shares

During the six months ended September 30, 2011, the company paid A$50,000 in cash and issued 16,078 shares with a value of $53,218 or $3.31 per share.

Exploration expenditures

During the six months ended September 30, 2011, the Company incurred the following exploration expenditures which were expensed as incurred:

		Kyrgyz		Turkey and	United States
	Asia Pacific	Republic	Sweden	Caucasus	of America	Other	Total

Administration costs	$12,239	$10,583	$37,967	$90,866	$102,846	$8,611	$263,112
Assays	62,499	1,191	9,428	140,550	20,268	3,564	$237,500
Drilling and trenching	-	6,461	-	33,978	1,539	-	$41,978
Fixed assets (not capitalized)	1,800	16,997	114,760	513,391	6,654	-	$653,602
Logistics	17,279	26,701	72,700	165,368	219,950	4,461	$506,459
Personnel	160,646	72,641	271,074	257,827	669,797	172,064	$1,604,049
Share-based compensation (note 9)	85,053	42,527	158,161	132,683	62,251	186,065	$666,740
Property costs	21,383	187	99,206	153,382	648,024	-	$922,182
Professional services	39,124	17,618	36,858	119,099	16,377	844	$229,920
Technical studies and consultants	267,189	-	-	41,811	8,089	-	$317,089
Travel	46,369	4,149	22,295	1,768	59,498	17,658	$151,737

Subtotal	713,581	199,055	822,449	1,650,723	1,815,293	393,267	5,594,368
Recoveries	-	-	(784,397)	(1,175,699)	(634,410)	(1,444)	(2,595,950)

Exploration expenditures (net)	$713,581	$199,055	$38,052	$475,024	$1,180,883	$391,823	$2,998,418

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

8.	EXPLORATION AND EVALUATION ASSETS (CONTINUED)

Exploration expenditures (CONTINUED)

During the six months ended September 30, 2010, the Company incurred the following exploration expenditures which were expensed as incurred:

		Kyrgyz		Turkey and	United States	Haiti and
	Asia Pacific	Republic	Europe	Caucasus	of America	other	Total

Administration costs	$15,971	$35,572	$40,305	$67,933	$87,916	$129,192	$376,889
Assays	7,357	-	23,096	139,872	46,087	19,555	235,967
Drilling and trenching	-	5,982	-	-	340,204	-	346,186
Fixed assets (not capitalized)	448	15,938	-	27,519	-	305,464	349,369
Logistics	13,245	21,494	3,977	243,313	79,412	160,083	521,524
Personnel	256,494	53,823	181,655	354,907	278,476	591,299	1,716,654
Property costs	23,820	-	956	92,903	338,638	24,835	481,152
Professional services	46,700	-	-	19,716	-	302	66,718
Technical studies and consultants	5,138	-	6,553	98,049	151,022	1,606	262,368
Travel	27,938	9,168	33,585	41,948	50,114	177,293	340,046

Subtotal	397,111	141,977	290,127	1,086,160	1,371,869	1,409,629	4,696,873
Recoveries	-	-	-	(972,029)	(1,130,431)	(1,134,801)	(3,237,261)

Exploration expenditures (net)	$397,111	$141,977	$290,127	$114,131	$241,438	$274,828	$1,459,612

9.	EQUITY Share capital

Authorized share capital consists of an unlimited number of common shares without par value.

Issued share capital

For the six months ended September 30, 2011:

•	The Company issued 273,000 bonus shares valued at $656,230 to directors, officers, employees and consultants of the Company.

•	The Company issued 429,300 common shares for gross proceeds of $525,728 pursuant to the exercises of share purchase options.

•	The Company issued 52,691 common shares with an aggregate value of $148,547 towards the acquisition of the following properties:

Koonenbury - Perry and Armstrong	16,632 common shares valued at $41,580
Koonenbury - Rockwell	16,078 common shares valued at $53,218
Koonenbury - Arastra	19,981 common shares valued at $53,749

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

9.	EQUITY (CONTINUED)

Issued share capital (CONTINUED) For the year ended March 31, 2011:

•

In March 2011, the Company issued 5,500,000 units at $3.25 per unit. Each unit consisted of one common share and one half transferable share purchase warrant, each full share purchase warrant being exercisable for one common share for two years at $4.00 per share. The Company also issued to finders 143,070 units with a fair value of $464,978 or $3.25 per unit, each unit having the same terms as those issued in the private placement, and 143,070 finder warrants with a fair value of $171,000 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 70.11% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $3.50.

•

On November 9, 2010 and November 12, 2010, the Company issued 6,200,000 units and 800,000 units respectively at $2.50 per unit. Each unit consisted of one common share and one transferable share purchase warrant to purchase another common share at $3.50 until November 9, 2011, $4.00 until November 9, 2012, $4.50 until November 9, 2013, $5.00 until November 9, 2014, and $5.50 until November 9, 2015. If the volume weighted average price of the Company’s common shares on the TSX Venture Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days after the four month anniversary of closing, the Company will give notice that the warrants must be exercised within 15 trading days or they will expire. The Company also issued to finders 255,900 units with a fair value of $639,750 or $2.50 per unit, each unit having the same terms as those issued in the private placement, and 255,150 finder warrants with a fair value of $303,509 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 85.23% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $2.65.

•

On June 9, 2010, the Company completed a non-brokered private placement financing of $5,280,000 by issuing 2,400,000 shares at $2.20 per share. Newmont Mining Corporation of Canada Limited, a wholly- owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 2,000,000 shares at $2.20 per share and the International Finance Corporation, a member of the World Bank Group, purchased 400,000 shares at $2.20 per share.

•	Issued 759,000 common shares for gross proceeds of $1,125,392 pursuant to the exercise of share purchase options.

•	Issued 1,554 common shares for gross proceeds of $3,108 pursuant to the exercise of share purchase warrants.

•	Issued 448,000 discretionary bonus shares valued at $953,760.

•	Issued 28,283 common shares as part of the consideration of its acquisition of an Australian gold property. The common shares were valued at $2.57 per share

•	Completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and as part of that transaction issued 160,000 common shares valued at $1.98 per share.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

9.	EQUITY (CONTINUED)

Share options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. The maximum term of the options is five years and the vesting requirements are determined at the time of each grant. The Plan has been approved by the Exchange and is approved by the shareholders of the Company each year at its annual general meeting.

The continuity of share purchase options for the period ended September 30, 2011 is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2010	2,245,001	$1.38
Granted	1,653,000	2.33
Exercised	(759,000)	1.48
Cancelled / expired	(4,500)	1.35

Balance as at March 31, 2011	3,134,501	1.85
Granted	1,406,000	2.79
Exercised	(429,300)	1.23
Cancelled / expired	(8,334)	1.20

Balance as at September 30, 2011	4,102,867	$2.24

Number of options currently exercisable	4,066,200	$2.24

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

9.	EQUITY (CONTINUED)

Share options (CONTINUED)

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2011:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date

May 10, 2007	160,000	160,000	$1.35	May 10, 2012
May 22, 2011	6,667	6,667	1.40	May 22, 2012
June 1, 2007	29,000	29,000	1.63	June 1, 2012
June 21, 2007	400,000	400,000	1.81	June 21, 2012
November 7, 2007	15,000	15,000	1.79	November 7, 2012
April 22, 2008	10,000	10,000	1.66	April 22, 2013
September 18, 2008	370,000	370,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	20,000	20,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	987,500	980,833	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	108,200	108,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
March 25, 2011	30,000	30,000	3.15	March 25, 2016
July 19, 2011	1,306,000	1,276,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016

Total	4,102,867	4,066,200

Share-based compensation

For the period ended September 30, 2011 the Company issued 1,406,000 (September 30, 2010 - 1,243,000) stock options with a fair value of $2,055,782 (September 30, 2010 - $1,458,841). Of this amount, $1,389,042 (September 30, 2010 - $1,458,841) has been included in stock-based compensation expense and $666,740 (September 30, 2010 - $nil) in exploration expenditures with the offsetting amounts credited to contributed surplus.

The Company also recorded stock-based compensation expense of $470,520 (September 30, 2010 - $nil) and exploration expenditures of $37,745 (September 30, 2010 - $nil) with the offsetting amounts credited to commitment to issue shares.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

9.	EQUITY (CONTINUED)

Share-based compensation (CONTINUED)

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Risk free interest rate	2.07%	2.40%
Expected life (years)	5	5
Expected volatility	60.92%	68.00%
Dividend yield	-	-

Warrants

The continuity of warrants for the period ended September 30, 2011 is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2010	4,258,528	$2.55
Issued	10,475,655	3.61
Exercised	(1,554)	2.00
Expired	(1,275,000)	2.50

Balance as at March 31, 2011 and September 30, 2011	13,457,629	$3.38

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

9.	EQUITY (CONTINUED) Warrants (CONTINUED)

As at September 30, 2011, the following share purchase warrants were outstanding:

	Number of Warrants	Exercise Price	Expiry Date

Acquisition of Bronco Creek, January 29, 2010	1,062,341	$2.00	January 29, 2012
Private placement, March 12, 2010	1,919,633	2.88	March 12, 2015
Private placement, November 8, 2010	6,200,000	*	November 8, 2015
Private placement, November 12, 2010	800,000	*	November 12, 2015
Finders Unit warrants, November 8, 2010	255,150	2.65	November 8, 2015
Finders warrants, November 8, 2010	255,900	*	November 8, 2015
Private placement, March 1, 2011	770,000	4.00	March 1, 2013
Private placement, March 14, 2011	460,500	4.00	March 14, 2013
Private placement, March 18, 2011	1,519,500	4.00	March 18, 2013
Finders Unit warrants, March 14, 2011	8,075	4.00	March 14, 2013
Finders Unit warrants, March 18, 2011	63,460	4.00	March 18, 2013
Finders warrants, March 14, 2011	16,150	3.50	March 14, 2013
Finders warrants, March 18, 2011	126,920	3.50	March 18, 2013

Total	13,457,629

* $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.

Loss Per Share

The calculation of basic and diluted loss per share for the six months ended September 30, 2011 and 2010 was based on the loss attributable to common shareholders of $6,487,367 (2010 – $4,181,798) and a weighted average number of common shares outstanding of 51,407,392 (2010 – 35,973,379). The diluted loss per share did not include the effect of the share purchase options and warrants outstanding because they were anti-dilutive.

10.	SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties. The Company has equipment and mineral properties located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	September 30, 2011	March 31, 2011

Asia Pacific	$441,854	$200,438
Kyrgyz Republic	39,000	39,000
Sweden	437,755	437,755
Turkey	335,412	335,412
United States of America	5,215,039	5,241,245

Total	$6,469,060	$6,253,850

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

10.	SEGMENTED INFORMATION (CONTINUED)

EQUIPMENT	September 30, 2011	March 31, 2011

Canada	$61,113	$67,715
Haiti	101,661	101,661
Kyrgyz Republic	39,617	39,617
Sweden	49,274	2,858
Turkey	121,602	92,232
United States of America	32,213	10,833

Total	$405,480	$314,916

11.	RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

For the six months ended September 30, 2011	Salary or Fees	Termination Benefits	Share-based Payments	Total
David M. Cole	$171,119	$-	$417,438	$588,557
President and CEO
M. Stephen Enders	98,254	-	245,763	344,017
Executive Chairman				-
Michael Winn (1)	12,000	-	124,688	136,688
Director				-
Brian Bayley	12,000	-	73,107	85,107
Director				-
George Lim	12,000	-	73,107	85,107
Director				-
Brian Levet	12,000	-	-	12,000
Director				-
Christina Cepeliauskas (1)	-	-	114,109	114,109
Chief financial Officer				-
Valerie Barlow (1)	-	-	44,976	44,976
Corporate Secretary				-
	$317,373	$-	$1,093,188	$1,410,561

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

11.	RELATED PARTY TRANSACTIONS (CONTINUED)

For the six months ended September 30, 2010	Salary or Fees	Termination Benefits	Share-based Payments	Total
David M. Cole	$229,614	$-	$331,880	$561,494
M. Stephen Enders	49,763	-	204,640	254,403
Michael Winn (1)	12,000	-	162,040	174,040
Brian Bayley	12,000	-	89,580	101,580
George Lim	12,000	-	89,580	101,580
Christina Cepeliauskas (1)	-	-	89,580	89,580
Valerie Barlow (1)	-	-	47,628	47,628
	$315,377	$-	$1,014,928	$1,330,305

Related party assets and liabilities	Service or item	30-Sep-11	31-Mar-11

Amounts due to:
David M. Cole, President & CEO	Expense reimbursement	$43,091	$24,849
		$43,091	$24,849

(1) Seabord Services Corp., (“Seabord”) is a management services company controlled by Michael Winn, a director. Seabord provides a chief financial officer, a corporate secretary, accounting staff, administration staff and office space to Eurasian. Christina Cepeliauskas, the Chief Financial Officer and Valerie Barlow, the Corporate Secretary, are employees of Seabord and are not paid directly by Eurasian. During the six months ended September 30, 2011, Seabord charged $199,200 (2010 - $183,288) for the above services.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the six month period ended September 30, 2011, the Company:

•	re-allocated contributed surplus of $247,403 to share capital for exercise of options
•	issued 273,000 bonus shares valued at $656,230 to directors, officers, employees and consultants of the Company (Note 9)
•	issued 52,961 common shares valued at $148,547 for mineral properties. (Note 9)

During the six months ended September 30, 2010, the Company did not have any significant non-cash investing and financing activities.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT - FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no continuing sources of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at September 30, 2011, the Company had working capital of $42,816,239 and shareholders’ equity of $52,349,533. Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

Financial instruments measured at fair value on the statement of financial position at September 30, 2011, are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$43,655,517	$-	$-	$43,655,517
Restricted cash	320,403	-	-	320,403
Held-for-trading securities	246,027	-	-	246,027
Warrants	-	16,455	-	16,455

Total	$44,221,947	$16,455	$-	$44,238,402

The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 10% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $36,000.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT - FINANCIAL INSTRUMENTS (CONTINUED)

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the September 30, 2011 portfolio values, every 10% increase or decrease in the share prices of these companies would have impacted other comprehensive income, up or down, by approximately $25,000 before income taxes and net loss by $25,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the USA. The Company funds cash calls to its subsidiary companies outside of Canada in US (“USD”) dollars and a portion of its expenditures are also incurred in local currencies.

Currency risk (continued)

The exposure of the Company’s cash, receivables, and accounts payable and accrued liabilities to foreign exchange risk at September 30, 2011, is as follows:

Accounts	USD amount

Cash	$2,892,774
Receivables	-
Accounts payable and accrued liabilities	93,356

Total	$2,986,130

The balances noted above reflect the USD balances held within the parent Company. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the six months ended September 30, 2011, the average USD to CAD foreign exchange rate was USD$1 for every CAD$0.9729. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in the United States dollar against the Canadian dollar would result in a change in the loss/gain of approximately $30,000 for the period.

FINANCIAL INSTRUMENTS

The Company has classified its financial assets as follows:

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

13.	RISK AND CAPITAL MANAGEMENT - FINANCIAL INSTRUMENTS (CONTINUED)

Financial assets at September 30, 2011	Loans and receivables	Held-for-trading	Available-for-sale

Cash and cash equivalents	$-	$43,655,517	$43,655,517
Receivables	728,218	-	728,218
Investments	-	262,482	262,482
Restricted cash	-	320,403	320,403

Total	$728,218	$44,238,402	$44,966,620

Financial assets at March 31, 2011	Loans and receivables	Held-for-trading	Available-for-sale

Cash and cash equivalents	$-	$48,370,004	$-
Receivables	577,737	-	-
Investments	-	353,501	-
Restricted cash	-	387,124	-

Total	$577,737	$49,110,629	$-

The carrying value of its financial assets approximates their fair value as at September 30, 2011 due to their short term maturity. The Company classifies its only financial liability, accounts payable and accrued liabilities as other financial liabilities. The total other liabilities outstanding at September 30, 2011 was $927,507 (March 31, 2011 - $1,405,012). The carrying value of its financial liabilities approximates their fair value as at September 30, 2011 due to their short term maturity.

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The accounting policies in Note 2 have been applied in preparing the consolidated interim financial statements for the six months ended September 30, 2011, the comparative information for the six and three months ended September 30, 2010, the financial statements for the year ended March 31, 2011.

In preparing the opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position is set out in the following table. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

The Company elected to take the following IFRS 1 optional exemptions:

i.	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date of April 1, 2010;

ii.

to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including those foreign currency differences which arose on adoption of IFRS.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED)

The Company applied the following mandatory exemption:

Estimates

Hindsight is not used to create or revise estimates. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of April 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

There is a possibility that the opening statement of financial position may require adjustment before constituting the external statement of financial position as at April 1, 2010 due to factors such as changes in accounting standards, including exposure drafts and final determination by management.

A reconciliation of Statement of Financial Positions and Statements of Operations and Comprehensive Loss for the periods noted below.

•	Consolidated Statement of Financial Position as at March 31, 2011
•	Consolidated Statement of Financial Position as at September 30, 2010
•	Consolidated Statement of Comprehensive Loss for the year ended March 31, 2011
•	Consolidated Statement of Comprehensive Loss for the six month period ended September 30, 2010
•	Consolidated Statement of Comprehensive Loss for the three month period ended September 30, 2010

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Financial Position as at March 31, 2011:

	GAAP	IFRS Adjustments	Note	IFRS

Current
Cash and cash equivalent	$48,370,004	$-		$48,370,004
Investments	353,501	-		353,501
Receivables	577,737	-		577,737
Prepaid expenses	377,180	-		377,180
Gold inventory	71,721	-		71,721
Total current assets	49,750,143	-		49,750,143

Non-current
Restricted cash	387,124	-		387,124
Equipment	314,916	-		314,916
Equity held investment	79,121	-		79,121
Mineral properties	9,693,830	(3,439,980)	14 a ), b)	6,253,850
Reclamationbonds	413,037			413,037
Total non-current assets	10,888,028	(3,439,980)		7,448,048

TOTAL ASSETS	$60,638,171	$(3,439,980)		$57,198,191

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,405,012	$-		$1,405,012
Advances from joint venture partners	197,188	-		197,188
Total current liabilities	1,602,200	-		1,602,200

Deferred income tax liability	2,534,458	(2,534,458)	14 a ), b), c), d)	-

TOTAL LIABIITIES	4,136,658	(2,534,458)		1,602,200

EQUITY
Capital stock	75,058,770	-		75,058,770
Commitment to issue shares	491,996	-		491,996
Contributed surplus	5,393,723	-		5,393,723
Accumulated other comprehensive income	-	-		-
Deficit	(24,442,976)	(905,522)	14 a ), b), c), d)	(25,348,498)
Total equity	56,501,513	(905,522)		55,595,991

TOTAL LIABILITIES AND EQUITY	$60,638,171	$(3,439,980)		$57,198,191

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Financial Position as at September 30, 2010:

	GAAP	IFRS Adjustments	Note	IFRS

Current
Cash and cash equivalent	$14,494,908	$-		$14,494,908
Investments	1,189,821	-		1,189,821
Receivables	1,257,139	-		1,257,139
Prepaid expenses	369,327	-		369,327
Gold inventory	-	-		-
Total current assets	17,311,195	-		17,311,195

Non-current
Restricted cash	210,201	-		210,201
Equipment	320,060	-		320,060
Equity held investment	111,030	-		111,030
Mineral properties	10,627,323	(3,439,980)	14 a ), b)	7,187,343
Reclamationbonds	352,648			352,648
Total non-current assets	11,621,262	(3,439,980)		8,181,282

TOTAL ASSETS	$28,932,457	$(3,439,980)		$25,492,477

LIABILITIES

Current
Accounts payable and accrued liabilities	$817,680	$-		$817,680
Advances from joint venture partners	414,722	-		414,722
Total current liabilities	1,232,402	-		1,232,402

Deferred income tax liability	3,283,253	(3,283,253)	14 a ), b), c), d)	-

TOTAL LIABIITIES	4,515,655	(3,283,253)		1,232,402

EQUITY
Capital stock	38,526,584	-		38,526,584
Commitment to issue shares	146,897	-		146,897
Contributed surplus	4,723,360	-		4,723,360
Accumulated other comprehensive income	83,964	-		83,964
Deficit	(19,064,003)	(156,727)	14 a ), b), c), d)	(19,220,730)
Total equity	24,416,802	(156,727)		24,260,075

TOTAL LIABILITIES AND EQUITY	$28,932,457	$(3,439,980)		$25,492,477

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Comprehensive Loss for the year ended March 31, 2011:

	GAAP	IFRS Adjustments	Note	IFRS

EXPLORATION EXPENDITURES	$10,941,182	$-		$10,941,182
Less: recoveries	(6,185,414)	-		(6,185,414)
	4,755,768	-		4,755,768

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	986,600	-		986,600
Depreciation	1,402	-		1,402
Investor relations	228,411	-		228,411
Professional fees	495,510	-		495,510
Salaries and consultants	1,266,227	-		1,266,227
Stock-based compensation	2,819,284	-		2,819,284
Transfer agent and filing fees	146715	-		146,715
	5,944,149	-		5,944,149

Loss before other items	(10,699,917)	-		(10,699,917)

OTHER ITEMS
Foreign exchange loss	(519,792)			(519,792)
Gain on investments	1,074,394			1,074,394
Loss on disposal of equipment	(47,322)			(47,322)
Change in fair value of held-for-trading investments	(79,539)			(79,539)
Wrtie-off of minerla property	-			-
Interest income	229,733			229,733
Loss on dilution of investment in a former subsidiary	(142,400)			(142,400)
	515,074	-		515,074

Loss before income taxes	(10,184,843)	-		(10,184,843)
Income tax recovery (expense)	643,315	(768,038)	14 b ), c), d)	(124,723)

Net loss for the year	(9,541,528)	(768,038)		(10,309,566)
Deficit, beginning	(14,901,448)	(137,484)	14 a )	(15,038,932)

Deficit, ending	(24,442,976)	(905,522)		(25,348,498)

Basic and diued loss per share	$(0.24)			$(0.26)
Weighted average number of common shares outstanding	40,055,905			40,055,905

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Comprehensive Loss for the six months ended September 30, 2010:

	GAAP	IFRS Adjustments	Note	IFRS

EXPLORATION EXPENDITURES	$4,696,873	$-		$4,696,873
Less: recoveries	(3,237,261)	-		(3,237,261)
	1,459,612	-		1,459,612

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	389,813	-		389,813
Depreciation	737	-		737
Investor relations	98,246	-		98,246
Professional fees	216,890	-		216,890
Salaries and consultants	616,189	-		616,189
Stock-based compensation	1,863,001	-		1,863,001
Transfer agent and filing fees	38,387	-		38,387
	3,223,263	-		3,223,263

Loss before other items	(4,682,875)	-		(4,682,875)

OTHER ITEMS
Foreign exchange loss	(11,587)			(11,587)
Gain on investments	804,943			804,943
Loss on disposal of equipment	-			-
Change in fair value of held-for-trading investments	(105,076)			(105,076)
Wrtie-off of minerla property	-			-
Interest income	66,751			66,751
Loss on dilution of investment in a former subsidiary	(142,400)			(142,400)
	612,631	-		612,631

Loss before income taxes	(4,070,244)	-		(4,070,244)
Income tax recovery (expense)	(92,311)	(19,243)	14 b ), c), d)	(111,554)

Net loss for the year	(4,162,555)	(19,243)		(4,181,798)
Deficit, beginning	(14,901,448)	(137,484)	14 a )	(15,038,932)

Deficit, ending	(19,064,003)			(19,220,730)

Basic and diued loss per share	$(0.12)			$(0.12)
Weighted average number of common shares outstanding	35,973,379			35,973,379

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Consolidated Statement of Comprehensive Loss for the three months ended September 30, 2010:

	GAAP	IFRS Adjustments	Note	IFRS

EXPLORATION EXPENDITURES	$2,544,253	$-		$2,544,253
Less: recoveries	(2,062,189)	-		(2,062,189)
	482,064	-		482,064

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	275,697	-		275,697
Depreciation	359	-		359
Investor relations	60,456	-		60,456
Professional fees	133,083	-		133,083
Salaries and consultants	259,066	-		259,066
Stock-based compensation	571,103	-		571,103
Transfer agent and filing fees	30,076	-		30,076
	1,329,840	-		1,329,840

Loss before other items	(1,811,904)	-		(1,811,904)

OTHER ITEMS
Foreign exchange loss	(19,784)	-		(19,784)
Gain on investments	161,476	-		161,476
Loss on disposal of equipment	-	-		-
Change in fair value of held-for-trading investments	57,251	-		57,251
Wrtie-off of minerla property	-	-		-
Interest income	40,605	-		40,605
Loss on dilution of investment in a former subsidiary	(22,951)	-		(22,951)
	216,597	-		216,597

Loss before income taxes	(1,595,307)	-		(1,595,307)
Income tax recovery (expense)	(111,554)	-		(111,554)

Net loss for the year	(1,706,861)	-		(1,706,861)
Deficit, beginning	(17,357,142)	(156,727)		(17,513,869)

Deficit, ending	(19,064,003)	(156,727)		(19,220,730)

Basic and diued loss per share	$(0.05)			$(0.05)
Weighted average number of common shares outstanding	36,931,735			36,931,735

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED)

Share-based payment

Under GAAP, the Company measured stock-based compensation related to share purchase options at the fair value of the share purchase options granted using the Black-Scholes option pricing formula and recognized this expense over the vesting period of the options. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure stock-based compensation related to share purchase options granted to employees at the fair value of the share purchase options on the date of grant and to recognize such expense over the vesting period of the options. However, for share purchase options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured.

Prior to April 1, 2010, the Company used the straight-line method of calculating vested options. The fair value of stock- based awards with graded vesting was calculated as one grant and the resulting fair value was recognized on a straight- line basis over the vesting period. Effective February1, 2010, the Company changed from the straight-line method to the graded-vesting method.

Under IFRS – each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

Prior to April 1, 2010, forfeitures of awards were recognized as they occurred. Under IFRS, forfeiture estimates are recognized on the grant date and revised for actual experiences in subsequent periods.

The adjustments were calculated only for unvested share purchase options issued and outstanding as of and after the transition date. At transition date all options were fully vested.

Deferred income tax

Under Canadian GAAP, the Company recognized a future income tax liability upon the acquisition of an asset in a transaction which is not a business combination. Under IFRS, IAS 12 Income Taxes does not permit a deferred tax liability to be recognized upon the recognition of an asset in a transaction which is not a business combination. To conform to IFRS, the Company reversed these previously booked liabilities and their related future income tax recoveries resulting from an increase in the asset tax basis from expenditures incurred.

To conform to IFRS, the following adjustments were made:

a)

Reversal of $3,269,031 from mineral properties which was the result of the recognition of a deferred tax liability from the acquisition of Bronco Creek Exploration Inc (“BCE”) during the year ended March 31, 2010. Reversal of the related deferred tax liability of $3,131,547, and the reversal of the difference being $137,484 which relates to the income tax recovery that resulted from an increase in the asset tax basis from expenditures incurred during the year.

b)

Reversal of $170,949 from mineral properties which was the result of the recognition of a deferred tax liability from the acquisition of Viad Royalties AB (Formerly Phelps Dodge Exploration AB) during the year ended March 31, 2011 and the reversal of the related deferred tax liability of $170,949.

Eurasian Minerals Inc.
(An Exploration-Stage Company)
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)
For the three and six months ended September 30, 2011 and 2010

14.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (CONTINUED) Deferred income tax (CONTINUED)

c)	Reversal of the related income tax recovery of $19,243 recorded during the six months ended September 30, 2010 related to the recovery of the deferred tax liability recorded on the BCE acquisition.

d)

Reversal of the related income tax recovery of $577,846 recorded during the six months ended September 30, 2010 related to the recovery of the deferred tax liability recorded on the BCE and Viad Royalties AB acquisitions.

15.	EVENTS AFTER REPORTING DATE

•	The Company issued 158,498 bonus shares, valued at $351,866, to directors, officers, employees and consultants of the Company.

•	The Board of Directors of the Company approved the Company’s change of the year-end effective December 31, 2011.